ICAP Securities USA LLC and Subsidiaries

(SEC I.D. No. 8-37947)

Consolidated Statement of Financial Condition

December 31, 2017

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT FORM G-405 PART III	Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2	SEC FILE NUMBER 8- 37947

REPORT FOR THE PERIOD BEGINNING __04/01/2017__ AND ENDING __12/31/2017__
MMDDYYYY   MMDDYYYY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 Hudson Street

(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero   (212)341-9289

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

30 Rockefeller Plaza	New York		NY	10112
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied
on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Christian Pezeu _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ICAP Securities USA LLC__ , as of December 31 in the year 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title

March 1, 2018



GLENN KESSLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/30/2021

3/1/2018

Notary Public

This report * * contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- ☐ (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

ICAP Securities USA LLC and Subsidiaries
Index
December 31, 2017

**Deloitte.**

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of
ICAP Securities USA LLC and Subsidiaries

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and subsidiaries (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement") that you are filing pursuant to Rule 17a-5 and Section 405.2 under the Regulations in Section 15C under the Securities Exchange Act of 1934. In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit of the consolidated financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2017.

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Assets

Cash and cash equivalents	$	109,793
Cash segregated under federal regulations		8,300
Deposits with clearing organizations		43,555
Securities purchased under agreements to resell		21,397
Securities borrowed		867,079
Receivable from brokers dealers and clearing organizations		96,863
Receivable from customers		157,838
Commissions receivable, net of allowance for doubtful accounts of $289		32,197
Receivable from affiliates		1,774
Exchange and trading memberships		4,709
Goodwill		2,312
Prepaid expenses and other assets		5,839
Total assets		1,351,656

Liabilities and Member's Equity

Liabilities

Securities loaned		874,320
Payable to brokers, dealers and clearing organizations		116,651
Payable to customers		123,449
Payable to affiliates		16,873
Accrued expenses and accounts payable		30,815
Income taxes payable to affiliate		11,394
Total liabilities		1,173,502
Member's equity		178,154
Total liabilities and member's equity	$	1,351,656

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Corporates LLC ("Corporates"), and LinkBrokers Derivatives LLC ("Link"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Group and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Group is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI. IGBI's direct parent ICAP Global Broking Holdings Ltd ("IGBHL") is a wholly owned subsidiary of TP ICAP plc, and therefore the Group is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

Corporates is a broker-dealer registered with the SEC and is a member of FINRA. Corporates is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

Corporates operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. Corporates self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

The Group has adopted the same fiscal year end as its ultimate parent TP ICAP plc, and therefore changed its fiscal year end from March 31, to December 31. As such, the consolidated financial position of the Group has been presented as of December 31, 2017.

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ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

Commissions

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) The Group posts or provides live, executable bids and offers at minimum acceptable quantities, based on expressions of client interest. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) Resulting from errors or out trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Group is acting as agent in an exchange based marketplace); and

(dollars in thousands)

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and/or (ii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2.   Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Group and its subsidiaries. In the opinion of management, the Consolidated Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2017.

Use of Estimates

Preparation of the Consolidated Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition and reported amounts of revenues and expenses during the reporting period. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

Revenue Recognition

The Group has evaluated ASC 606 Revenue Recognition on Contracts with Customers ("the new revenue recognition standard"), and has determined that the accounting for revenues earned from its broking business will not be materially impacted by the adoption of this new standard. Additionally, the adoption of the new revenue recognition standard beginning on January 1, 2018, will not have a material impact on the Group's financial condition.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

(a) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2017 includes $109,793 of cash held in demand deposit accounts by two major financial institutions. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2017, the Group had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250.

(b) Exchange and Trading Memberships

The Company and Corporates own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Group and Corporates carry these restricted shares at cost of approximately $4,424 and $101 respectively. Additionally, Corporates owns two trading memberships with the Intercontinental Exchange Inc.("ICE").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $2.

Corporates also owns a CBOT trading membership seat. Corporates carries this membership seat at cost of $182.

The Company and Corporates are required to hold these shares and trading memberships in order to maintain their trading membership privileges. The Group and Corporates performed an annual impairment review and determined that there was no impairment of the shares or the trading membership seat.

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis; Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Corporates to deposit cash with the lender. With respect to securities loaned, Corporates receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. Corporates monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Consolidated Statement of Financial Condition.

(dollars in thousands)

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

(e) Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Group tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Group is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Group uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Group concluded that there was no impairment to goodwill as of December 31, 2017.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life if the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of December 31, 2017, there was an allowance of $289.

(h) Income Taxes

The Group flows up into a corporation (IGBI), and therefore records its share of the income tax provision on its separate company financial statements.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

The Group is party to a Tax Sharing Agreement ("the Agreement") with IGBI. As a single member limited liability company, the Group is treated as a branch of a US corporation. IGBI allocates to the Group its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Group's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Group settles both current and deferred taxes on a periodic basis with the parent. For the nine months April 1, 2017, through December 31, 2017, the Group files as part of the consolidated federal income tax return and certain combined state and local income tax returns of IGBI.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statements. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3.   Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at December 31, 2017, include $23,146 of accrued compensation and related expenses, and $7,670 of other accrued expenses.

4.   Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code that will affect our year ending December 31, 2017. Specific law changes potentially impacting our Company include, but are not limited to, (1) reducing the US federal corporate tax rate, (2) requiring a one-time transition tax on certain un-repatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property.

The Tax Act reduces the federal corporate tax rate to 21 percent beginning after December 31, 2017. Section 15 of the Internal Revenue Code stipulates that our tax fiscal year ending March

8

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

31, 2018, will have a blended corporate tax rate of 31.5 percent, which is based on the applicable tax rates before and after the Tax Act and the number of days in the year.

While our accounting for the reduction of US federal corporate tax rate of the Tax Act is incomplete, we are able to make a reasonable estimate of the impact of the reduction in corporate rate to our Deferred Tax Assets (DTAs) and Deferred Tax Liabilities (DTLs). The impact on the revaluation of DTAs and DTLs depends on the timing of the reversal pattern of certain temporary differences which could cause such items subject to different tax rates. Without sufficient information to accurately determine the reversing timing of such items, we made best estimates of the reversal pattern so as to determine the tax rates used.

Accordingly, we have recorded a provisional decrease of $2,240 with a corresponding net adjustment to deferred tax benefit of $2,240 for the year ended December 31, 2017, based on the assumption that certain of our DTAs and DTLs will reverse in years after tax fiscal year end March 31, 2018 at 21 percent.

However, we have not recorded adjustments for the impact of other applicable elements of the Tax Act as we deem them to be immaterial or are unable to make reasonable estimates at this time. As such, we have continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act.

The effective tax rate for the nine months April 1, 2017, through December 31, 2017, is 52.34%. The effective tax rate differs from the federal statutory tax rate primarily due to the decreases in the impact of state and local income taxes of 0.75%, goodwill amortization of 1.21%, non-deductible expenses of 0.12%, and 5.26% related to the revaluation of deferred tax liabilities. These decreases in the effective tax rate were offset by increases in provision for bad debts of 0.30%, and 24.38% related to the revaluation of deferred tax assets.

The Group believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At December 31, 2017, the Group had $4,868 of net deferred tax assets. This balance is comprised of deferred tax assets of $6,596 resulting from temporary differences primarily related to deferred compensation of $6,516, and provision for bad debts of $80. These deferred assets were offset by deferred tax liabilities of $1,728 resulting from temporary differences primarily related to prepaid compensation of $1,404, and amortization of goodwill of $324. As part of the tax sharing agreement, until settlement, the net balance is recorded as an income tax receivable or income tax payable in the Consolidated Statement of Financial Condition. The Group has not settled any of the net deferred tax asset with the parent and the net deferred tax asset of $4,868 is a component of the income tax payable to affiliate in the Consolidated Statement of Financial Condition.

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to

9

(dollars in thousands)

establish a valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2017.

The Group has recorded income taxes payable to an affiliate of $11,394, which is reflected in income tax payable to affiliate within the Consolidated Statement of Financial Condition.

The Group is included in the federal consolidated income tax return of IGBI and Subsidiaries. IGBI's federal corporate income tax returns for the year ended March 31, 2015 and thereafter remain subject to examination.

5. Cash Segregated Under Federal Regulations

Cash in the amount of $7,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 10). The Company and Corporates compute a PAB Reserve, which requires that they both maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2017, cash in the amount of $300 and $1,000 has been segregated in proprietary accounts of broker-dealers ("PAB") reserve accounts by Corporates and the Company respectively. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account meet the requirement pursuant to SEC Rule 15c3-3.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable				Payable	
Fail-to-deliver	$	74,634		Fail-to-receive	$	112,158
Receivable from clearing brokers and clearing organizations		16,636		Payable to clearing brokers and clearing organizations		1,519
Other		5,593	(a)	Other		2,974 (a)
	$	96,863			$	116,651

(a) The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

7. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

8. Commitments and Contingencies

Leases

The Group has two lease agreements for facilities, the longest of which is 8 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending December 31,	
2018	$ 3,389
2019	2,716
2020	2,716
2021	2,716
Thereafter	2,034
	$ 13,571

The office space included under the leases is used by the Group and various other affiliates.

The Group has obtained an uncollateralized letter of credit in the amount of $2,445, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

The Group obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Group for the disaster recovery facility.

On February 1, 2017, the Group entered into a $5,000 revolving subordinated loan agreement with its affiliate First Brokers Securities LLC ("FB"). Under the agreement the Group has agreed to loan funds to FB on a revolving basis during the term of the agreement. Interest charges associated with the loan is 5.5 percent. As of December 31, 2017, FB had not drawn down on the loan. The loan agreement matures on January 31, 2020. Additionally, the Group has taken the appropriate capital charge for this loan in its computation of liquid capital (see supplemental schedule I "other deductions and/or charges").

The Group has access to a 250,000 GBP revolving credit facility through its main United Kingdom parent. This revolving credit facility includes a 150,000 GBP committed daily Swing line facility which can be utilized to satisfy collateral and margin requirements with clearing organizations. The remaining 100,000 GBP balance can be used for general corporate purposes (including satisfying collateral or margin requirements) by the Group. The revolving credit facility matures on April 2, 2020.

As of December 31, 2017, the Group had not drawn down on the revolving credit facility.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

9. Netting of Financial Assets and Financial Liabilities

The Group adopted the guidance in ASU 2011-11, Balance Sheet (Topic 210) "Disclosures about Offsetting Assets and Liabilities" and ASU 2013-01, Balance Sheet (Topic 210): "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". This guidance requires the Group to disclose both gross and net information about financial instruments and transactions eligible for offset in the Consolidated Statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Group presents securities borrowed and securities loaned on a gross basis in the Consolidated Statement of Financial Condition.

The following tables present the netting of financials assets and liabilities as of December 31, 2017, pursuant to the requirements of ASU 2011-11 and ASU 2013-01.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Market Value	Cash Collateral Received	Net Amount
Securities borrowed	$ 867,079	$ -	$ 867,079	$ (850,180)	$ -	$ 16,899
Securities purchased under agreements to resell	21,397	-	21,397	(20,994)		403
Total	$ 888,476	$ -	$ 888,476	$ (871,174)	$ -	$ 17,302

Offsetting of Financial Liabilities:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Market Value	Cash Collateral Pledged	Net Amour
Securities loaned	$ 874,320	$ -	$ 874,320	$ (850,180)	$ -	$ 24,14!
Total	$ 874,320	$ -	$ 874,320	$ (850,180)	$ -	$ 24,14!

The table below presents the gross carrying value of Securities loaned by class as of December 31,2017.

13

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Securities Loaned		Gross carrying value
Equity securities	$	406,807
Corporate debt		467,513
	$	874,320

The securities loaned can involve contractual maturities ranging from overnight to over ninety days.

10. Regulatory Capital Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of $116,062 at December 31, 2017, which was $114,002 in excess of the minimum liquid capital requirement of $2,060. The Group's ratio of liquid capital to total haircuts was approximately 68 to 1.

Corporates is subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 5).

Corporates is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, additionally Corporates is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act. Accordingly, Corporates must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. The net capital and minimum net capital required of Corporates at December 31, 2017 are set forth below:

Group members	Net Capital		120% of Minimum Net Capital Requirement		Excess Net Capital
ICAP Corporates LLC	$	61,998	$	1,200	$ 60,798
Total	$	61,998	$	1,200	$ 60,798

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Statement of Financial Condition, but not consolidated in the Group's corresponding unaudited Form G-405 part II filed as of December 31, 2017:

	ICAP Corporates LLC	LinkBrokers Derivatives LLC	Total
Assets	$ 1,100,146	$ 733	$ 1,100,879
Liabilities	990,004	-	990,004
Net	$ 110,142	$ 733	$ 110,875

11. Employee Benefits

The Group participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions.

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group did not have any assets or liabilities classified as Level 3 at December 31, 2017.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

Financial Instruments Measured at Fair Value

The Group's cash and cash equivalents typically include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets. At December 31, 2017, the Group's cash and cash equivalents are comprised of $109,793 cash held in demand deposit accounts.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the nine months April 1, 2017, through December 31, 2017 the Group did not have any transfers between levels.

Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Group's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

	December 31, 2017						
Assets:	Level 1		Level 2	Level 3			Total
Deposits with clearing organizations	$ -	$	43,555	$	-	$	43,555
Securities borrowed			867,079		-		867,079
Receivable from broker dealers and clearing organizations			96,863		-		96,863
Receivable from customers			157,838		-		157,838
Commissions receivable			32,197		-		32,197
Exchange and trading memberships			4,709				4,709
Total	$ -	$	1,202,241	$	-	$	1,202,241
Liabilities:							
Securities loaned	$ -	$	874,320	$	-	$	874,320
Payable to broker dealers and clearing organizations			116,651		-		116,651
Payable to customers			123,449		-		123,449
Total	$ -	$	1,114,420	$	-	$	1,114,420

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $850,180 and received cash or other collateral with a value of $874,320 which is recorded in the Group's Consolidated Statement of Financial Condition at December 31, 2017. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, Corporates has borrowed from other brokers and dealers and financial institutions, securities having a market value of $850,180 and has given cash or other collateral with a value of $867,079, which is recorded in the Group's Consolidated Statement of Financial Condition at December 31, 2017. In the event a lender does not return the collateral,

(dollars in thousands)

the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at December 31, 2017, was $26,285,193 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequently after the Group's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2017, the Group has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

The Group's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Group does not anticipate non-performance by the counterparties.

14. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of TP ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At December 31, 2017, the Group has a payable to an affiliate of $15,312 under this agreement and therefore is reflected in payable to affiliates in the Consolidated Statement of Financial Condition.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
December 31, 2017

(dollars in thousands)

The Group has receivables and payables from affiliates of $1,774 and $1,230 respectively, relating to commission revenue and expense.

Additionally the Group has a payable of $331 to its UK affiliate ICAP Management Services Ltd for shared administrative expenses incurred by the affiliate on behalf of the Group.

In addition, Corporates provides clearing services for foreign affiliates.

During the nine months April 1, 2017, through December 31, 2017, Corporates paid $123 of introducing broking fees to an affiliate. At December 31, 2017 there are no outstanding introducing broking fees payable to affiliate.

The Group has an income taxes payable of $11,394 due to an affiliate.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

15. Cost improvement plan charges and integration costs

The Group incurred cost improvement charges and integration costs which generally consist of contract renegotiations, employee severance, and termination costs. These charges were incurred due to the of integration of the Tullet Prebon Group and the ICAP global broking businesses ("IGBB").

Cost Improvement charges and integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Group records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Group establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Group accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the cost improvement and integration plans, the Group makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Group. The Group will continue to review the status of the cost improvement obligations and integration costs and, if appropriate, record

(dollars in thousands)

changes to these obligations in current operations based on the Group's most current estimates.

At December 31, 2017, the Group has recorded a liability of $102 and $315, for its obligations related to the cost improvement and integration cost plans respectively.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through March 1, 2018. There have been no subsequent events that occurred during this period that would require recognition in the Consolidated Statement of Financial Condition or disclosure as of December 31, 2017.